Exhibit 99.2

SPIN-OFF AND DISTRIBUTION AGREEMENT

SPIN-OFF AND DISTRIBUTION AGREEMENT, dated as of January 7, 2015 (this “Agreement”), by and between Israel Corporation Ltd., a company incorporated with limited liability organized under the laws of the State of Israel (“IC”), and Kenon Holdings Ltd., a company wholly-owned by IC, with limited liability organized under the laws of Singapore (“Kenon”). Each of IC and Kenon is sometimes referred to herein as a “Party” and together, as the “Parties”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Appendix 1.

R E C I T A L S:

WHEREAS, the board of directors of IC (the “IC Board”) has determined that it is in the best interests of IC and the IC Shareholders to create a new publicly traded company that shall acquire the IC Transferred Businesses (the “Separation”), as an initial step towards completing the Distribution (as defined below);

WHEREAS, Kenon desires to purchase the IC Transferred Businesses from IC and to assume the responsibilities for certain debts, obligations and liabilities of the IC Transferred Businesses, upon the terms and subject to the conditions set forth herein;

WHEREAS, immediately after the consummation of the acquisition of the IC Transferred Businesses and the issuance to IC of the Kenon Shares as set forth herein, IC shall distribute, on a pro rata basis, to the Record Holders all of the Distribution Shares and the Cash Dividend (collectively, the “Distribution”).

NOW, THEREFORE, in consideration of the covenants, promises, and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending legally to be bound, agree as follows.

1.	PURCHASE AND SALE.

1.1. At the Closing (as defined in Section 1.4), subject to the terms and conditions provided below, (i) IC shall unconditionally and irrevocably sell, assign and transfer to Kenon and Kenon shall purchase, assume and accept from IC, the IC Transferred Assets and the IC Transferred Liabilities, free and clear of any Liens, subject to the limitations and restrictions set forth in Schedule 3.5(a) and (ii) IC shall effect the Cash Investment in Kenon. The IC Transferred Equity Interests shall be sold by IC together with all rights and privileges attaching to them as at the Closing Date (including the right to receive all dividends or distributions declared, made or paid on or after the Closing Date).

1.2. In consideration for the sale, assignment and the transfer of the IC Transferred Businesses and the Cash Investment, at the Closing, Kenon shall issue to IC the Kenon Shares, credited as fully paid up (the “Purchase Consideration”), and as soon as possible thereafter, IC shall distribute the Distribution Shares, together with the Cash Dividend from its cash reserves, pro rata among all of the Record Holders.

1.3. All transfer, income, sales, use tax, value-added, gain, stamp, registration, documentary, personal and property and other taxes shall be borne (A) solely by IC where they (i) arise out of or relate to the conveyance of the IC Transferred Businesses pursuant to this Agreement where such taxes are borne by the transferring party according to any applicable Law; or (ii) arise out of or relate to receipt of the Purchase Consideration pursuant to this Agreement, where such taxes are borne by the receiving party according to any applicable Law; (B) solely by Kenon where they arise out of or relate to the receipt of the IC Transferred Businesses, pursuant to this Agreement, where such taxes according to any applicable Law shall be borne by the receiving Party; and (C) by IC or the Record Holders, as applicable, where they arise out of the Distribution.

1.4. The closing of the transactions contemplated in this Agreement (the “Closing”) shall take place on the date hereof, at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv at 10.00 a.m. local time or at such other time as the Parties may mutually agree upon in writing. The date on which the Closing occurs shall be referred to herein as the Closing Date (the “Closing Date”).

2.	CLOSING.

2.1. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

2.1.1. IC shall deliver to Kenon the following documents or cause the following actions to be completed:

2.1.1.1. (i) certificates representing all of the IC Transferred Equity Interests in each of the IC Transferred Companies (other than Tower), duly endorsed to Kenon, (ii) originally executed irrevocable instructions letters (including any legal opinion required in connection therewith) to Tower’s transfer agent, American Stock Transfer (“AST”) and Tower’s broker, Oppenheimer Israel Ltd. (“Oppenheimer”) instructing each of AST and Oppenheimer to transfer in book entry form all of the IC Transferred Equity Interests in Tower registered with it to Kenon or, in case of securities held by Oppenheimer, to Kenon’s securities account at Oppenheimer.

2.1.1.2. such instruments of transfer, conveyance or assignment, including share transfer deeds, necessary for the transfer of all of IC’s rights, title and interest in the IC Transferred Assets and the IC Transferred Liabilities;

2.1.1.3. copies of such part of the minutes of the meetings of each of the IC Board and the General Meeting, containing the resolutions approving the transactions contemplated by this Agreement, which copies shall be executed by IC’s legal advisors certifying that such resolutions were duly approved by the majorities required by applicable Law and not amended in any manner;

2.1.1.4. a certificate in the form attached hereto as Exhibit 2.1.1.4, executed by IC, certifying that the representations and warranties contained in Section 3 are true and correct in all respects as of the Closing as though restated at the Closing and that the covenants contained in this Agreement to be complied with by IC on or before the Closing shall have been complied with in all material respects;

2.1.1.5. certifications from counsel of each of the IC Transferred Companies (with the exception of Tower) in the form attached hereto as Exhibit 2.1.1.5 stating that the IC Transferred Equity Interests have been duly transferred to Kenon;

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2.1.1.6. payment of the Cash Investment Amount, by wire transfer to the account of Kenon, the details of which will be provided to IC prior to the Closing;

2.1.1.7. execute and deliver to Kenon each of the Loan Agreement and Pledge Agreement;

2.1.1.8. without derogating from Kenon’s obligations under Sections 2.1.2.3 and 2.1.2.4 below, cause the crediting of 53,383,015 ordinary shares of no par value of Kenon (the “Distribution Shares”) (which shall be comprised of (x) the Kenon Shares and (y) 23,500,000 ordinary shares of Kenon of no par value held by IC immediately prior to the Closing Date ) in DTC, to the TASE Account and to any Holder account, if required;

2.1.1.9. take such action as shall be required to ensure payment of the Cash Dividend to the Record Holders promptly following the Record Date; and

2.1.2. Kenon shall deliver to IC the following documents or cause the following actions to be completed:

2.1.2.1. duly executed minutes of the resolutions of the Kenon Board and sole Shareholder, evidencing approval of the transactions contemplated by this Agreement;

2.1.2.2. certifications from Kenon’s legal advisors stating that (i) all approvals required for the issuance of the Kenon Shares under the Articles of Association of Kenon and the Companies Act, Chapter 50 of Singapore have been obtained, and (ii) the Kenon Shares have been duly issued to IC in the form attached hereto as Exhibit 2.1.2.2.

2.1.2.3. issue the Kenon Shares to IC;

2.1.2.4. deliver the Distribution Shares to the TASE Account with the DTC, by way of direct registration in book-entry form and remove IC as a shareholder of Kenon in its Register of Members;

2.1.2.5. execute and deliver any instruments of transfer, conveyance or assignment, including share transfer deeds, necessary for the transfer of all of IC’s rights, title and interest in the IC Transferred Assets and the IC Transferred Liabilities; and

2.1.2.6. execute and deliver to IC each of the Loan Agreement and Pledge Agreement.

2.2. On or before the Closing, IC shall arrange for transfer to Kenon of all existing corporate books and Records in IC’s possession or control relating to the IC Transferred Businesses; provided, however, that in the event that any such documents relate to both the IC Transferred Businesses and IC, only copies of such documents shall be furnished to Kenon.

3.	REPRESENTATIONS AND WARRANTIES OF IC.

IC hereby represents and warrants to Kenon as of the date hereof and as of the Closing as follows:

3.1. IC has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and under the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.

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3.2. The execution and delivery of this Agreement and the Ancillary Agreements by IC, the performance by IC of its obligations hereunder and thereunder and the consummation by IC of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of IC and no other corporate action on the part of IC is necessary to authorize this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements shall have been as of the Closing Date, duly executed and delivered by IC, and this Agreement constitutes, and such Ancillary Agreements will constitute as of the Closing Date, the legal, valid and binding obligations of IC, enforceable against it in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar Laws affecting the rights of creditors generally.

3.3. Subject to obtaining the Required Consents (as defined below), the execution, delivery and performance of this Agreement or any Ancillary Agreement by IC does not and will not (a) violate or conflict with the organizational or charter documents of IC; (b) conflict with or violate any Law or governmental order pertaining to IC; (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which IC is a party or by which IC is bound; or (d) result in the creation of any Lien on any of the IC Transferred Assets or the Cash Investment Amount.

3.4. Except as set forth in Schedule 3.4 (the “Required Consents”), the execution and delivery of this Agreement and the Ancillary Agreements by IC do not, and the performance of this Agreement and the Ancillary Agreements by IC, including, without limitation, transfer and assignment of all the IC Transferred Businesses, will not, require IC to obtain any consent, approval, authorization or other action to be taken by IC, or require IC to make any filing with or give notification to, any Governmental Entity or any other Person. For the avoidance of doubt, Kenon shall be solely responsible for obtaining the consents listed in items 1, 2, 3 and 4 of Schedule 3.4.

3.5. Subject to the limitations, restrictions and matters set forth in Schedule 3.5, IC holds good and marketable title to and has valid interests in all of the IC Transferred Assets, free and clear of any and all Liens. At and as of the Closing, subject to the limitations set forth in Schedule 3.5(a), Kenon shall have good, valid and marketable title to all of the IC Transferred Assets, free and clear of any Liens and shall have full right and power to the possession rights of the IC Transferred Assets so transferred. Other than the IC Transferred Equity Interests, IC has no other equity interests in the IC Transferred Companies. To IC’s knowledge: (a) IC’s holding percentage in the issued and outstanding share capital of each of the IC Transferred Companies, as set forth in Appendix 1 hereto, is accurate and complete; and (b) Schedule 3.5(b) sets forth an accurate and complete list of all options, warrants or other securities exercisable or convertible into securities, the issuance of which was approved by the board of directors or the applicable authorized corporate organ of ICG, ICP, Quantum and Qoros, as applicable.

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3.6. Except as set forth in Schedule 3.6, there are no Legal Proceedings pending or, to the Actual Knowledge of IC, threatened in writing, against IC with respect to or in connection with the IC Transferred Businesses.

3.7. DISCLAIMER OF REPRESENTATIONS AND WARRANTIES. EACH OF IC AND KENON UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, ALL IC TRANSFERRED ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND KENON AGREES ON BEHALF OF ITSELF, EACH MEMBER OF THE KENON GROUP, AND WITH RESPECT TO ITSELF AND EACH SUCH MEMBER, ITS OFFICERS, DIRECTORS, EMPLOYEES AND SHAREHOLDERS, THAT NO CLAIMS SHALL BE BROUGHT AGAINST IC OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES AND SHAREHOLDERS, IN RESPECT OF THE CONDITION OR PRIOR MANAGEMENT OF THE IC TRANSFERRED ASSETS, WITHOUT DEROGATING FROM KENON’S RIGHT TO BRING ANY CLAIMS AGAINST SUCH PERSONS WITH RESPECT TO ANY BREACH OF THIS AGREEMENT.

4.	REPRESENTATIONS OF KENON

Kenon hereby represents and warrants to IC as of the date hereof and as of the Closing, as follows:

4.1. Kenon has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and under the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.

4.2 The execution and delivery of this Agreement and the Ancillary Agreements by Kenon, the performance by Kenon of its obligations hereunder and thereunder and the consummation by Kenon of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Kenon and no other corporate action on the part of Kenon is necessary to authorize this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements shall have been as of

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the Closing Date, duly executed and delivered by Kenon, and this Agreement constitutes, and such Ancillary Agreements will constitute as of the Closing Date, the legal, valid and binding obligations of Kenon, enforceable against it in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar Laws affecting the rights of creditors generally.

4.3 The Kenon Shares when issued, sold and delivered in accordance with this Agreement, will be duly authorized, validly issued, fully paid, non-assessable, free of any preemptive rights, will have the rights, preferences, privileges, and restrictions set forth in Kenon’s Articles of Association, and will be free and clear of any liens, claims, encumbrances or third party rights of any kind. Kenon is taking all required actions in order to ensure the registration of the Kenon Shares, their listing on the NYSE and their issuance to IC, in accordance with applicable Laws.

5.	CONDITIONS PRECEDENT TO CLOSING.

5.1. The consummation of the Separation will be subject to the satisfaction of the conditions set forth in Section 6 of the IC Shareholder Circular and to the obtaining by IC of all other Required Consents.

5.2. In addition, no Party will be obligated to consummate the transaction in case any order, injunction or decree issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, Distribution, or any of the transactions related thereto shall be in effect.

5.3. Each Party shall deliver or cause to be delivered such additional documents as may be necessary in connection with the consummation of the transactions contemplated by this Agreement and the performance of their obligations hereunder.

6.	LIABILITY AND INDEMNIFICATION.

6.1. Following the Closing Date, except as otherwise expressly set forth in this Section 6 and subject to the accuracy of any applicable IC representation and warranty set forth in Section 3, neither IC nor any member of the IC Group shall remain liable for any and all of the IC Transferred Liabilities or Future Litigation, nor shall IC or any member of the IC Group be liable to Kenon for any Losses arising out of or in connection with the IC Transferred Liabilities or Future Litigation, whether the facts giving rise to such Losses (whether known or unknown as of the Closing Date, where applicable), existed prior to or following the Closing Date. For the avoidance of doubt, except as otherwise expressly set forth in this Section 6 and irrespective of the accuracy of any applicable IC representation and warranty set forth in Section 3, following the Closing Date, Kenon shall be liable for any and all of the obligations, commitments and undertakings of Kenon or IC relating to the IC Transferred Liabilities and Future Litigation and shall be liable for any Losses incurred by Kenon or IC arising out of or in connection with the IC Transferred Liabilities and Future Litigation, whether the facts giving rise to such Losses (whether known or unknown as of the Closing Date, where applicable), existed prior to or following the Closing Date.

6.2. Without derogating from the foregoing, following the Closing Date, IC shall continue to be liable for the following:

6.2.1. The Legal Proceedings which existed as of the Closing Date, as described in Schedule 3.6;

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6.2.2. Any and all tax Liabilities due from IC in respect of any period prior to the Closing in respect of the IC Transferred Companies, IC Transferred Assets and IC Transferred Liabilities;

6.2.3. Any and all Liabilities in respect of the Employees which existed through the later of (i) the Closing and (ii) the date on which the employment of such Employee by IC was terminated, regardless of whether such Liabilities arose in respect of the IC Transferred Businesses or in the course of performing any other duties by the Employees at IC;

6.2.4. Any Liabilities of officeholders of IC (including the Employees) for which IC has an existing obligation to indemnify, arising out of actions or omissions committed by them in the performance of their roles as officeholders of IC, before or after the Closing, including with respect to Liabilities suffered by IC or Kenon in connection with Liabilities of such officeholders for which IC has an existing obligation to indemnify;

6.2.5. Its obligation to provide the Credit Line to Zim;

6.2.6. The Guarantee provided to Chery Automotive Co. Ltd. dated July 2012;

6.2.7. Any other obligations and liabilities agreed upon in writing prior to the Closing Date by the Parties.

(collectively, the “IC Retained Liabilities”).

6.3. Without derogating from the agreements and understandings set forth in section 3.7 herein, IC agrees to indemnify, defend, protect and hold harmless Kenon, and, with respect to any Action against any of the following, also their officers, directors, employees, shareholders, agents and Representatives (collectively, the “Kenon Indemnified Parties”), at all times from and after the Closing, from and against all Losses, incurred by any Kenon Indemnified Party as a result of or arising from (i) any of the IC Retained Liabilities and any other pending or contingent obligations, commitments, Guarantees, Liabilities or undertakings of IC which are not IC Transferred Liabilities or Future Litigation; (ii) any breach of or default in connection with any of the covenants and agreements given or made by IC or any officer or director of IC in this Agreement or any Ancillary Agreement; (iii) any misrepresentation or breach of any of the representations and warranties made by IC or any officer or director of IC in this Agreement or any Ancillary Agreement, which representations and warranties shall survive and remain in full force and effect from the Closing until the third anniversary of the Closing; and (iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to the IC Shareholder Circular and IC Disclosure Documents. For the avoidance of any doubt, (i) IC shall not be required to indemnify Kenon in connection with the performance of any of Kenon’s obligations pursuant to the Loan Agreement, and (ii) the provisions of this Section 6.3 shall not derogate from Kenon’s obligations (A) under any of the Ancillary Agreements to repay to IC the amounts paid by IC in respect of Guarantees which are included in the Retained Liabilities, where such Guarantees have been exercised following the date hereof, or (B) with respect to the Kenon Disclosure Documents or its indemnification obligations in connection therewith. For the purposes of this Section 6.3, Kenon shall be deemed to mean Kenon and/or its successors or assigns and/or any Person to which Kenon may transfer any of the IC Transferred Companies (in respect of such transferred IC Transferred Companies).

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6.4. Kenon agrees to indemnify, defend, protect and hold harmless IC and, with respect to any Action against any of the following, also their officers, directors, employees, shareholders, agents and Representatives (collectively, the “IC Indemnified Parties”), at all times from and after the Closing, from and against all Losses, incurred by any IC Indemnified Party resulting from (i) the IC Transferred Liabilities or Future Litigation; (ii) any breach of or default in connection with any of the covenants and agreements given or made by Kenon or any officer or director of Kenon in this Agreement or any Ancillary Agreement; (iii) any misrepresentation or breach of any of the representations made by Kenon or any officer or director of Kenon in this Agreement or any Ancillary Agreement, which representations and warranties shall survive and remain in full force and effect from the Closing until the third anniversary of the Closing; and (iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the Kenon Disclosure Documents.

6.5. If any claim or liability (a “Third-Party Claim”) is asserted against any of the IC Indemnified Parties or the Kenon Indemnified Parties, as applicable (the “Indemnitee”) by a third party after the Closing for which an indemnification obligation under the terms of Section 6.3 or 6.4 applies, then the Indemnitee shall notify the other Party (the “Indemnitor”) within 20 days after the Third-Party Claim is asserted by a third party (said notification being referred to as a “Claim Notice”) and give the Indemnitor a reasonable opportunity to take part in any examination of the books and Records of the Indemnitee relating to such Third-Party Claim and to assume the defense of such Third-Party Claim and in connection therewith and to conduct any proceedings or negotiations relating thereto and necessary or appropriate to defend the Indemnitee and/or settle such Third-Party Claim. The expenses (including reasonable attorneys’ fees) of all negotiations, proceedings, contests, lawsuits or settlements with respect to any Third-Party Claim shall be borne by the Indemnitor. If the Indemnitor agrees to assume the defense of any Third-Party Claim in writing within 20 days after the Claim Notice of such Third-Party Claim has been delivered, through counsel reasonably satisfactory to Indemnitee, then the Indemnitor shall be entitled to control the conduct of such defense, and any decision to settle such Third-Party Claim, and shall be responsible for any expenses of the Indemnitee in connection with the defense of such Third-Party Claim so long as the Indemnitor continues such defense until the final resolution of such Third-Party Claim. The Indemnitor shall be responsible for paying all settlements made or judgments entered with respect to any Third-Party Claim the defense of which has been assumed by the Indemnitor. Except as provided in Section 6.6, no settlement of a Third-Party Claim will be effective unless both the Indemnitor and the Indemnitee approve it. A failure by the Indemnitee to timely notify the Indemnitor of the Claim Notice shall not excuse Indemnitor from any indemnification liability except to the extent that the Indemnitor is adversely prejudiced by such failure.

6.6. If the Indemnitor shall not agree to assume the defense of any Third-Party Claim in writing within 20 days after the Claim Notice of such Third-Party Claim has been delivered, or shall fail to continue such defense until the final resolution of such Third-Party Claim, then the Indemnitee may defend against such Third-Party Claim in such manner as it may deem appropriate; provided that (i) insofar as is reasonably practicable and reasonable, the Indemnitee shall take into account any instructions or

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guidelines provided by the Indemnitor in writing; and (ii) the Indemnitee may only settle such Third-Party Claim on such terms agreed in writing by the Indemnitor, which written agreement shall not be unreasonably withheld, delayed or conditioned. The Indemnitor shall promptly reimburse the Indemnitee for the amount of all settlement payments and expenses, legal and otherwise, incurred by the Indemnitee in connection with the defense or settlement of such Third-Party Claim. If no settlement of such Third-Party Claim is made, then the Indemnitor shall satisfy any judgment rendered with respect to such Third-Party Claim before the Indemnitee is required to do so, and pay all reasonable expenses, legal or otherwise, incurred by the Indemnitee in the defense against such Third-Party Claim.

6.7. Upon discovery of any claim for which a Party has an indemnification obligation under the terms of Section 6.3 or 6.4 which does not involve a claim by a third party against the Indemnitee, the Indemnitee shall give prompt notice to Indemnitor of such claim and, in any case, shall give Indemnitor such notice within 30 days of such discovery. A failure by Indemnitee to timely give the foregoing notice to Indemnitor shall not excuse Indemnitor from any indemnification liability except to the extent that Indemnitor is adversely prejudiced by such failure.

7.	EXCHANGE OF INFORMATION.

7.1. Subject to any confidentiality obligations under any applicable statutes or regulations, including obligations and laws protecting personal data, but without derogating from any of the Ancillary Agreements, including Section 7.1 of the Loan Agreement, each of IC and Kenon, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the members of such other Party’s Group, at any time before, on or after the Closing Date, as soon as reasonably practicable after written request therefor, any information (or a copy thereof) in the possession or under the control of such Party or in the case of Kenon its Group (to the extent that Kenon has to the power to cause the members of the Kenon Group to provide such information) to the extent that such information relates to any of the IC Transferred Businesses or IC Retained Liabilities and (i) such information is reasonably required by the requesting Party to comply with its obligations under this Agreement or any Ancillary Agreement; or (ii) such information is reasonably required by the requesting Party to comply with any obligation imposed by any Governmental Entity or applicable Law; provided, however, that, such information shall be held in strict confidence (unless and only to the extent disclosure of such information is required under any applicable law) and shall be used only for such purposes and in compliance with applicable Law, and provided further that in the event that the Party to whom the request has been made determines that any such provision of information could be detrimental to the Party providing the information, violate any Law or agreement, or results in a waiver of any privilege available under applicable Law, including any attorney-client privilege, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence.

7.2. Without limiting the generality of the foregoing and subject to the limitations set forth in Section 7.1, until the first Kenon fiscal year end occurring after the Closing Date (and for a reasonable period of time afterwards as required for each Party to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the Closing occurs), each Party shall use its commercially reasonable efforts to cooperate with the other Party’s information requests to enable (i) the other Party to meet its timetable for dissemination of its earnings releases, financial statements

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and, if applicable to such Party, management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K promulgated under the Exchange Act; and (ii) the other Party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and any other applicable Laws.

7.3. Kenon undertakes that following the Closing it shall act in accordance with Section 7.1 of the Loan Agreement in accordance with the terms of the Loan Agreement.

8.	TERMINATION.

8.1. Subject to the approval of the Board of Directors of IC, this Agreement may be terminated and the Distribution may be amended, modified or abandoned at any time prior to the Closing Date by and in the sole discretion of IC, without the approval or consent of any other Person, including Kenon.

8.2. In the event of termination of this Agreement, this Agreement shall forthwith become void and there shall be no Liability on the part of either Party (nor any of its directors, officers or employees) hereto.

9.	COVENANTS.

9.1. Kenon shall act in accordance with the terms and conditions of the Guarantee Release Framework, provided that the remaining financial obligation to inject funds to Qoros or guarantee any payment relating to Qoros under the Guarantee Release Framework shall be up to an amount equal to RMB400 million (the “Guarantee Framework Obligations”). For the avoidance of doubt, notwithstanding the effectiveness of the Guarantee Release Framework, any Guarantees provided by IC to Qoros which are included in the Retained Liabilities, shall remain in effect (the “Remaining Qoros Guarantee”). However in the event of any exercise of the Remaining Qoros Guarantee, Kenon shall repay IC any amounts paid by IC in respect thereof, in accordance with Kenon’s obligations under any of the Ancillary Agreements.

9.2. The Parties agree that following the Closing, no party shall take, permit or, cause any third party to take or omit, permit to be omitted or cause any third party to omit to take, any action whether directly or indirectly, the result of which action or inaction would be or would be reasonably expected to be the failure of the Distribution Shares to be traded on the TASE as soon as reasonably practicable following the Record Date.

9.3. As soon as reasonably practicable following the Closing Date, the board of directors of Kenon shall grant options to purchase ordinary shares in the capital of Kenon to those officers and employees of IC who currently hold options to purchase IC Shares granted under the 2012 option plan of IC, in accordance with the terms set forth in the IC Shareholder Circular, which options shall be granted in accordance with the terms of a certain tax ruling obtained from the ITA on August 17, 2014 in respect thereto, and shall file a registration statement on Form S-8 registering the shares underlying such options.

9.4. IC agrees and covenants that following the Closing Date, it shall permit the Employees to use any information regarding the IC Transferred Businesses, which they

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acquired, whether in written form or orally, during the respective terms of their employment with the IC Group; subject only to any applicable confidentiality obligations towards Kenon or any member of the Kenon Group.

9.5. IC shall cooperate with Kenon (at Kenon’s expense) in the defense of any third-party claim or proceeding with respect to the IC Transferred Businesses, and make available to Kenon any documents, materials and other information in its possession or control that may be necessary for the defense of such claim or proceeding.

9.6. Further Action.

9.6.1. From and after the Closing, Kenon and IC shall (at their own reasonable expense) do all things necessary, proper or advisable under applicable Laws, including signing and delivery of any documents and instruments, as reasonably requested by either party to put Kenon in effective and registered possession, ownership and control of the IC Transferred Assets and the IC Transferred Liabilities, and cooperate fully with each other and with any Governmental Entities and third Persons in promptly seeking to obtain all required authorizations, consents, orders and approvals therefor.

9.6.2. In case that during the period of twelve (12) months following the Closing, Kenon discovers any pre Closing component of the IC Transferred Businesses, (such as, but not limited to, shares in, rights pertaining to or agreements entered into by the IC Transferred Businesses, but expressly excluding goodwill) (an “Additional Asset”) that is not transferred to Kenon as of the Closing, then Kenon may request IC in writing to transfer such Additional Asset to Kenon, as if such item had been identified as an IC Transferred Asset under this Agreement and the Schedules thereto. As soon as practicable after receipt by IC from Kenon of such request, IC shall provide written confirmation of the transfer of such asset to Kenon (unless IC in good faith believes that such Additional Asset should not be so treated), and such item shall thereafter be deemed to have been transferred to Kenon.

9.7. Confidentiality. Expect as specifically set forth herein, including under Section 7 above, without the prior written consent of the other Party (not to be unreasonably withheld, delayed or conditioned), each Party shall not (i) disclose to any Person (other than to the other Party or any member of the other Party’s Group) in any manner, directly or indirectly, any confidential information or data relevant to the IC Transferred Businesses or the operation of the IC Transferred Businesses (in the case of IC) or to the businesses or operations of the businesses operated as of the Closing Date by IC (in the case of Kenon) (the “IC Businesses”), whether of a technical or commercial nature, or (ii) use or permit or assist, by acquiescence or otherwise, any Person to use, directly or indirectly, any confidential information in any manner which is competitive with the operation of the IC Transferred Businesses (in the case of IC), or the IC Businesses (in the case of Kenon) after the Closing. Each Party shall take reasonable precautions to keep such applicable information confidential.

10.	DISPUTE RESOLUTION.

10.1. Except as otherwise specifically provided in any Ancillary Agreement (the terms of which, to the extent so provided therein, shall govern the resolution of disputes, controversies or claims that are the subject of such Ancillary Agreement), the procedures for discussion, negotiation and arbitration set forth in this Section 10 shall apply to all disputes, controversies or claims (whether arising in contract, tort or otherwise) that may arise out of or relate to, or arise under or in connection with, this Agreement or any

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Ancillary Agreement, or the transactions contemplated hereby or thereby (including all actions taken in furtherance of the transactions contemplated hereby or thereby on or prior to the Closing Date), between or among IC Group, on the one hand, and any member of the Kenon Group, on the other hand (collectively, “Agreement Disputes”).

10.2. IC and Kenon will use their respective commercially reasonable efforts to resolve expeditiously any Agreement Dispute on a mutually acceptable negotiated basis. In furtherance of the foregoing, any member of the Kenon Group or IC involved in an Agreement Dispute may deliver a notice (an “Escalation Notice”) demanding an in-person meeting involving senior level management representatives of IC and Kenon (or, if IC and Kenon agree, of the appropriate business unit or division within each such entity). A copy of any such Escalation Notice shall be given to the General Counsel of each of IC and Kenon (which copy shall state that it is an Escalation Notice pursuant to this Section 10.2). Any agenda, location or procedures for such discussions or negotiations between IC and Kenon may be established by IC and Kenon from time to time; provided, however, that the representatives of IC and Kenon shall use their reasonable efforts to meet within 30 days of the Escalation Notice.

10.3. If the senior level management representatives of IC and Kenon are not able to resolve the Agreement Dispute within 30 days after the date of receipt of the Escalation Notice (or such shorter time as is necessary to avoid immediate irreparable injury), then the Agreement Dispute shall be submitted to the chief executive officers of both IC and Kenon.

10.4. If IC and Kenon are not able to resolve the Agreement Dispute through the processes set forth in sections 10.2 and 10.3 within 60 days after the date of the Escalation Notice, such Agreement Dispute shall be determined, at the request of either IC or Kenon by arbitration, which shall be (i) conducted in Israel by three arbitrators, consisting of one arbitrator appointed by IC, one arbitrator appointed by Kenon and a third arbitrator appointed by the two arbitrators appointed by IC and Kenon or, if the arbitrators appointed by IC and Kenon cannot agree on a third arbitrator, the third arbitrator shall be appointed by the chief executive officers of both IC and Kenon, (ii) conducted in accordance with the Israeli Arbitration Law 1968 (except with respect to the selection of arbitrators) in effect at the time of filing of the demand for arbitration, (iii) subject to Israeli law.

10.5. The decision of the arbitrators (which, notwithstanding any other provision of this Agreement to the contrary, may include an order to specifically perform any provision of this Agreement) shall be in writing, fully reasoned, final and binding upon the Parties hereto, and the expense of the arbitration (including the award of attorneys’ fees to the prevailing party) shall be paid as the arbitrators determine. The decision of the arbitrators shall be executory, and judgment thereon may be entered by any court of competent jurisdiction in the city of Tel-Aviv-Jaffa, Israel.

10.6. Subject to applicable Laws, the existence of, and any discussions, negotiations, arbitrations or other proceedings relating to, any Agreement Dispute shall be treated as confidential information, until such time as a judgment thereon is entered in a court of competent jurisdiction.

10.7. Notwithstanding anything to the contrary in this Agreement, if an Agreement Dispute relates to a bona fide Third-Party Claim, the Indemnitee may file an indemnification claim against Indemnitor in any competent court in any applicable jurisdiction.

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11.	MISCELLANEOUS.

11.1. Expenses. Except as otherwise expressly set forth in this Agreement or any Ancillary Agreement, or as otherwise agreed to in writing by the Parties, each party shall bear its own costs and expenses incurred on or prior to the Closing Date in connection with the preparation, execution, delivery and implementation of the transactions contemplated hereby and thereby.

11.2. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or e-mail or registered or certified mail (postage prepaid, return receipt requested) to the respective Parties hereto at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.2):

(a)	if to IC:

Israel Corporation Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20456

Tel Aviv 61204 Israel

Attention: Maya Alcheh-Kaplan

General Counsel

Facsimile: +972-3-6844587

with a copy to:

Yigal Arnon & Co.

1 Azrieli Center

Tel Aviv 6702101

Israel

Attention: Gil Oren

Adrian Daniels

Facsimile: +972-3-608-7702

(b)	if to Kenon:

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

Attention: Robert Rosen

General Counsel

E-mail: RobertR@kenon-holdings.com

with a copy to:

Skadden, Arps, Slate, Meagher and Flom (UK) LLP

40 Bank Street

London E14 5DS

Attention: Scott V. Simpson

James A. McDonald

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Meitar Liquornik Geva Leshem Tal

16 Abba Hillel Road

Ramat Gan 5250680

Israel

Attention: Mike Rimon

Facsimile: 972-3-610-3687

A Party may, by notice to the other Party, change the address to which such notices are to be given.

11.3. Public Announcements. Prior to the Closing Date, each of Kenon and IC shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Separation, the Distribution or any of the other transactions contemplated hereby or under any Ancillary Agreement and prior to making any filings with any Governmental Entity with respect thereto.

11.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

11.5. Entire Agreement. This Agreement and the Ancillary Agreements constitute the entire agreement of the Parties hereto and their Affiliates with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Parties hereto with respect to the subject matter hereof and thereof.

11.6. Assignment. This Agreement may not be assigned by a Party hereto without the consent of the other Party hereto; provided that a merger shall not be deemed to be an assignment under this Agreement; and provided further, that any Party may assign this Agreement or any of its rights and obligations hereunder to one or more Affiliates of such Party without the consent of the other Party provided that no such assignment shall relieve the assignor of any of its obligations hereunder.

11.7. Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by, and construed in accordance with, the laws of the State of Israel irrespective of the choice of laws principles of the State of Israel, including all matters of validity, construction, effect, enforceability, performance and remedies. Subject to Section 10 above, the appropriate courts in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement or any of the transactions contemplated hereby, and the Parties hereby irrevocably submit to such jurisdiction.

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11.8. Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement or such Ancillary Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

11.9. Mutual Drafting. This Agreement and the Ancillary Agreements shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

11.10. Counterparts. This Agreement and each Ancillary Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Israel Corporation Ltd.

By:	/s/ Nir Gilad
Name: Mr. Nir Gilad
Title: President and CEO

/s/ Avisar Paz
Name: Mr. Avisar Paz
Title: CFO

Kenon Holdings Ltd.

By:	/s/ Yoav Doppelt
Name: Mr. Yoav Doppelt
Title: CEO

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Appendix 1

“Action” shall mean any demand, action, claim, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation by or before any Governmental Entity or any arbitration or mediation tribunal.

“Actual Knowledge” shall mean with respect to IC, the actual knowledge of IC’s general counsel, chief financial officer or chief executive officer without any of the foregoing having conducted any general or specific inquiry as to the existence of any threatened Legal Proceedings.

“Agent” shall mean the trust company or bank duly appointed by IC to act as distribution agent, transfer agent and registrar for the Distribution Shares in connection with the Distribution.

“Ancillary Agreements” shall mean all agreements (other than this Agreement) entered into by the Parties in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement, and all documents, instruments and ancillary agreements hereunder and thereunder.

“Assets” shall mean, with respect to any person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including rights and benefits pursuant to any contract, license, permit, indenture, note, bond, mortgage, agreement, concession, franchise, instrument, undertaking, commitment, understanding or other arrangement.

“Audit Committee” shall mean the audit committee of the IC Board.

“Cash Dividend” shall mean approximately U.S. $200,000,000, less any taxes required to be withheld by IC subject to applicable Law.

“Business Day” shall mean a day in which regular trading occurs on the TASE.

“Business Information” means all books, records, files and documentation of IC in any media prepared, used or held for use by any Person, related to the IC Transferred Businesses, including but not limited to, all business records, tangible data, electronic media, disks, files, customer lists, supplier lists, blueprints, specifications, designs, drawings, operation or maintenance manuals, bids, personnel records, policy and instruction manuals and directories, invoices, credit records, sales, market and promotional literature of any kind, tax, financial and accounting records and all other books and records relating to the IC Transferred Businesses.

“Cash Investment” shall mean the cash payment to Kenon of the Cash Investment Amount, which shall comprise part of the aggregate consideration for the allotment and issuance of Kenon Shares to IC pursuant to Section 1.2 of this Agreement.

“Cash Investment Amount” shall mean an amount equal to US$34,270,845.

“Credit Line” shall mean a certain credit line to be provided to Zim pursuant to the terms and conditions of the IL Framework Credit Line Agreement dated July 15, 2014, in the amount of $50,000,000.

“DTC” shall mean the Depositary Trust Company.

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“Employees” shall mean Tzahi Goshen and Barak Cohen.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Form 20-F” shall mean the registration statement on Form 20-F filed by Kenon with the SEC in connection with the Distribution, and all amendments and supplements thereto.

“Future Litigation” shall mean any Legal Proceedings to which IC will become a party following the Closing relating to its holding prior to the Closing of the IC Transferred Companies or the IC Transferred Businesses with the exception of the Legal Proceedings set forth in Schedule 3.6.

“Guarantee Release Framework” shall mean the framework for releasing the guarantees provided to Chery Automotive Co. Ltd. (“Chery”) under the Quantum Obligations, as more fully described in IC’s immediate report dated October 1, 2014, and which was effectuated on December 11, 2014 by the release of IC from a certain guarantee to Chery, dated August 2014.

“General Meeting” shall mean the Extraordinary General Meeting of the IC Shareholders convened for the purpose of approving the Separation and Distribution.

“Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, department, board, bureau or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Group” shall mean the IC Group or the Kenon Group, as the context may require.

“Guarantee” shall mean any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding.

“IC Disclosure Documents” shall mean any registration statement or other document filed with the SEC or the ISA by or on behalf of IC in connection with the Separation or the Distribution, in each case which describes the Separation or the Distribution or the IC Group or primarily relates to the transactions contemplated hereby, but shall specifically not include the Kenon Disclosure Documents.

“IC Group” shall mean IC and each Person that is a Subsidiary of IC, or an investee or associated company of such Subsidiary or IC (other than (i) the IC Transferred Companies and (ii) Kenon and its Subsidiaries; (iii) Israel Chemicals Ltd., and (iv) Oil Refineries Ltd.).

“IC Shares” shall mean the ordinary shares of IC.

“IC Shareholders” shall mean the holders of IC Shares.

“IC Shareholder Circular” shall mean the circular sent to IC Shareholders containing details of the Separation and Distribution, including any amendment or supplement thereto.

“IC Transferred Assets” shall mean the IC Transferred Equity Interests and the Assets sets forth in Schedule A hereto.

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“IC Transferred Businesses” shall mean the IC Transferred Assets and the IC Transferred Liabilities.

“IC Transferred Companies” shall mean:

(i) IC Power Ltd., a company incorporated with limited liability organized under the laws of the State of Israel (“ICP”);

(ii) ZIM Integrated Shipping Services, Ltd., a company incorporated with limited liability organized under the laws of the State of Israel (“Zim”);

(iii) Tower Semiconductor Ltd., a company incorporated with limited liability organized under the laws of the State of Israel (“Tower”);

(iv) IC Green Energy Ltd., a company incorporated under the laws of Israel (“ICG”); and

(v) Quantum (2007) LLC, a company incorporated with limited liability organized under the laws of the State of Delaware (“Quantum”);

“IC Transferred Equity Interests” shall mean

(a) 10,000,100 ordinary shares of ICP, par value NIS 0.01 owned by IC, constituting 100% of the issued and outstanding share capital of such company as of the Closing Date;

(b) 3,200,000 ordinary shares of ZIM, par value NIS 0.03 owned by IC, constituting approximately 32% of the issued and outstanding share capital of such company as of the Closing Date;

(c) 18,030,039 ordinary shares of Tower, par value NIS 15.00 owned by IC, 1,669,795 series 9 options in Tower, options to purchase 2,668 ordinary shares of Tower, transferred to IC pursuant to that certain Letter Agreement between IC and Mr. Yoav Doppelt, dated February 6, 2013;

(d) 3,722 ordinary shares of IC Green Energy Ltd., nominal value NIS 0.2 owned by IC, constituting 100% of the issued and outstanding share capital of such company as of the Closing Date; and

(e) 100% of the membership interest of Quantum, owned by IC, constituting 100% of the of the membership interest of such company as of the Closing Date.

“IC Transferred Liabilities” shall mean the Liabilities set forth in Schedule B.

“Information” shall mean all information, whether or not patentable or copyrightable, in written, oral, electronic, visual or other tangible or intangible form, stored in any medium, including studies, reports, Records, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other Software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), communications and materials otherwise related to or made or prepared in connection with or in preparation for any legal proceeding, and other technical, financial, employee or business information or data.

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“Intellectual Property” means all rights in any jurisdiction worldwide arising out of (i) all patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions and reexaminations thereof, (ii) all trade secret rights, formulas, discoveries and improvements, know how, inventions, specifications, designs, plans, proposals and technical data, business and marketing plans, market surveys, and customer lists, (iii) all copyrights and any other original works of authorship, designs, rights in databases, mask works, copyright registrations and applications therefor and all moral and economic rights of authors and inventors related thereto, however denominated, throughout the world, (iv) all trademarks, service marks, logos, trade dress and trade names, whether registered or not, all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith, (v) all Internet electronic addresses, domain names, uniform resource locators and alphanumeric designations associated therewith and all registrations for any of the foregoing and (vi) all other intellectual property and related proprietary rights, interests and protections.

“ISA” shall mean the Israel Securities Authority

“Kenon” shall have the meaning set forth in the Preamble.

“Kenon Articles of Association” shall mean the Articles of Association, in the form of Exhibit B.

“Kenon Disclosure Documents” shall mean any registration statement or other document (including the Form 20-F) filed with the SEC or the ISA by or on behalf of Kenon in connection with the Separation or the Distribution, in each case which describes the Separation or the Distribution or the Kenon Group or primarily relates to the transactions contemplated hereby, but shall not include the IC Shareholder Circular or any other documents filed by IC with any of the SEC, the ISA or any other Governmental Entity in connection with the Separation or the Distribution.

“Kenon Group” shall mean Kenon and each Person that immediately following the Closing, is a Subsidiary of Kenon, or an investee or associated company of such Subsidiary or Kenon.

“Kenon Israeli Prospectus” shall mean the prospectus filed with the ISA by Kenon with respect to the Distribution Shares.

“Kenon Shares” shall mean 29,883,015 ordinary shares of no par value in the capital of Kenon.

“Law” shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Entity.

“Legal Proceedings” shall mean any material ongoing civil, criminal or administrative action or proceeding relating to the IC Transferred Businesses filed with or heard before a court of competent jurisdiction or any other competent judicial Governmental Entity or arbitrator.

“Liabilities” shall mean any and all debts, liabilities, costs, expenses and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, or determined or determinable, including those arising under any Law, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree,

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stipulation, determination or award entered by or with any Governmental Entity and those arising under any contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto.

“Lien” means any mortgage, deed or trust, pledge, hypothecation, security interest, encumbrance, restriction, claim, lien, lease or charge or third party right of any kind whatsoever.

“Loan Agreement” shall mean that certain loan agreement by and between IC and Kenon in the form agreed between the Parties prior to the date hereof.

“Losses” shall mean all damages, losses, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the reasonable costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), excluding special, consequential, indirect or punitive damages and taxes.

“NYSE” shall mean the New York Stock Exchange.

“Parties” shall mean the parties to this Agreement.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association or other legal entity.

“Pledge Agreement” shall mean that certain pledge agreement by and between IC and Kenon in the form agreed between the Parties prior to the date hereof.

“Records” shall mean any contracts, documents, books, records or files.

“Record Date” shall mean the close of business on the date to be determined by the IC Board as the record date for determining holders of IC Shares entitled to receive Distribution Shares pursuant to the Distribution.

“Record Holders” shall mean the holders of record of IC Shares as of the Record Date with the exception of H.L. Management and Consulting (1986) Ltd.

“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

“SEC” shall mean the United States Securities and Exchange Commission or any successor agency.

“Subsidiary” shall mean, with respect to any Person, (i) a corporation, 50% or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (ii) any other partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity in which such Person, directly or indirectly, owns 50% or more of the equity economic interest thereof or has the power to elect or direct the election of 50% or more of the members of the governing body of such entity or otherwise has control over such entity (e.g., as the managing partner of a partnership).

“TASE” shall mean the Tel Avi Stock Exchange.

“TASE Account” shall mean the account of the TASE Clearing House Ltd.

“Zim” shall mean Zim Integrated Shipping Services Ltd.

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SCHEDULE A

IC TRANSFERRED ASSETS

•	Zim Restructuring Deed, dated July 16, 2014 (the “Restructuring Deed”)

•	Zim Subscription Agreement between Zim and IC, dated July 16, 2014 (the “Subscription Agreement”)

•	Those certain Capital Notes listed in Annex A, in the aggregate amount of NIS 508,080,531, issued by IC Green Energy Ltd. (“ICG”)

•	Those certain Loans to ICG listed in Annex A in the aggregate amount of EURO 17,690,488 plus interest thereon.

•	Those certain Capital Notes listed in Annex A in the aggregate amount of NIS 802,038,757, issued by Quantum (2007) LLC (“Quantum”).

•	Those certain Capital Notes listed in Annex A in the aggregate amount of US $419,728,123, issued by Quantum

•	Registration Rights Agreement by and between Tower, IC and certain parties thereto, dated September 28, 2006

•	Intellectual Property held by IC in respect of the IC Transferred Businesses

•	All Business Information

•	All causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by IC which (i) are related to the IC Transferred Businesses, or (ii) constitute counterclaims, rights of setoff, and affirmative defenses to any claims brought against IC by third parties which are related to the IC Transferred Businesses, to the extent such causes of action, lawsuits, judgments, claims or demands are needed Kenon to continue the operation of the IC Transferred Businesses as currently conducted or defend against any claims or demands made against IC arising from the IC Transferred Businesses

•	All of the goodwill associated with the IC Transferred Businesses

•	Limited Liability Company Agreement of Quantum dated February 2007

•	Any and all rights to or arising from any of the foregoing

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SCHEDULE B

IC TRANSFERRED LIABILITIES

•	Obligations set forth in a certain Tag Along Agreements between IC and Bank Leumi Le-Israel B.M. dated September 28, 2006, as amended on September 25, 2008 and between IC and Bank Hapoalim B.M. dated September 28, 2006, as amended on September 25, 2008.

•	IC’s general undertaking dated February 16, 2007 regarding Quantum’s obligations pursuant to the Shareholders’ Agreement between Quantum and Wuhu Chery Automobile Investment Co. Ltd.

Without derogating from the foregoing, according to the Consent To An Assignment dated August 31, 2014, IC shall continue to be liable under the JVC Guarantee to the performance and compliance of Quantum with art. 7.7 only of the JVC. To the extent that IC is required to perform any of its obligations under art. 7.7 of the JVC Guarantee, any Liability of IC resulting therefrom shall be considered an IC Transferred Liability for which IC shall be entitled to indemnification pursuant to Section 6.4 herein as if Kenon has assumed IC’s obligations under art. 7.7 of the JVC, unless the exercise of such right relates to the Legal Proceedings set forth in Schedule 3.6 and without derogating from any of IC’s representations and warranties hereunder; provided, however, that if IC is requested to perform its obligation under art. 7.7 of the JVC Guarantee, IC shall notify Kenon to that effect as soon as possible following receipt of such request and shall cooperate in good faith with Kenon, at Kenon’s expense, to minimize any such Liability that may arise thereunder.

•	IC’s obligation to invest approximately $4,000,000 in Qoros in accordance with the business plan of Qoros.

•	The $25 million obligation to fund Primus Green Energy Inc. (subject to certain benchmarks set forth in its business plan attached hereto as Schedule D, less any amounts already paid thereunder prior to the Closing).

•	The Guarantee Framework Obligations.

•	Consulting Agreement between IC and Volker, dated May 5, 2009 and the options granted to Volker under Exhibit A thereof.

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SCHEDULE 3.4

REQUIRED CONSENTS

1. Declaration of Effectiveness of the Form 20-F by the SEC.

2. Approval of New York Stock Exchange for the listing for trade of the Distribution Shares.

3. Approval of ISA for publication of the Kenon Israeli Prospectus.

4. Approval in principle of TASE for the listing for trade of the Distribution Shares.

5. Approval of the General Meeting.

6. Consent of Nir Gilad (in respect of the transfer of the IC Transferred Equity Interests in Quantum).

7. Approval of the Board of Directors of ICG (in respect of the transfer of the IC Transferred Equity Interests in ICG).

8. Approval of the Board of Directors of ICP (in respect of the transfer of the IC Transferred Equity Interests in ICP).

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Annex A

Capital Notes issued by Quantum to IC
#	Date	$
3	9/21/2011	43,762,308
4	3/6/2012	35,587,000
5	4/30/2012	23,936,000
6	3/12/2013	63,790,000
7	7/17/2013	40,508,000
8	12/5/2013	32,690,000
9	1/9/2014	41,020,660
10	6/5/2014	81,205,000
11	12/11/2014	57,229,155

		419,728,123
Capital Notes issued by Quantum to IC
#	Date	NIS
1	12/28/2007	790,588,867
2	1/10/2008	11,449,890

		802,038,757
Loans from IC to ICG
#	Date	Euro
	2/21/2012	3,785,700
	2/21/2012	9,464,250
	3/29/2012	1,502,279
	11/19/2012	2,741,278
	12/4/2012	196,982

		17,690,489
Capital Notes issued by ICG to IC
#	Date	NIS
6	31/01/08	29,187,672
7	21/02/08	1,570,000
8	12/03/08	800,000
9	16/04/08	1,200,000
10	14/05/08	2,300,000
11	19/06/08	2,450,000
12	17/07/08	4,300,000
13	31/08/08	4,600,000
14	30/09/08	170,702,224
15	23/10/08	22,125,500
16	01/12/08	12,898,179
17	31/12/08	1,438,098
18	01/05/09	870,538
19	30/06/10	1,891,600
20	01/09/09	5,863,920
21	31/12/09	13,368,927
22	20/01/10	9,724,852
23	02/02/10	5,173,500
24	22/02/10	18,434,880
25	31/03/10	4,945,622
26	22/06/10	4,708,900
27	30/06/10	1,356,000
28	07/07/10	2,944,080
29	15/07/10	4,945,700
30	10/08/10	1,064,000
31	23/08/10	25,359,600
32	30/09/10	1,230,884
33	06/12/10	14,660,400
34	31/12/10	2,121,959
35	12/01/11	12,158,400
36	31/03/11	2,516,000
37	14/04/11	23,693,760
38	30/06/11	3,983,000
39	15/07/11	21,315,400
40	30/09/11	2,038,000
41	04/12/12	42,156,436
42	21/10/14	27,982,500

		508,080,531

[SPIN-OFF AND DISTRIBUTION AGREEMENT]

SCHEDULE 3.5(A)

LIMITATIONS AND RESTRICTIONS IN RELATION TO IC TRANSFERRED ASSETS

Any restrictions pursuant to the following documents (including, where applicable, English translation thereof), copies of which are attached hereto to the extent indicated below:

1.	Articles of Association of Zim attached hereto.

2.	Legal proceedings in connection with an application to approve a derivative action law suit, filed to the district court of Tel Aviv on August 5, 2014, in connection with Zim, as specified in Schedule 3.6 below.

3.	State Approval of the Transfer of the shares of Zim.

4.	Restructuring Deed

5.	Subscription Agreement

6.	Articles of Association of Tower attached hereto

7.	Limited Liability Company Agreement of Quantum dated February 2007.

8.	Articles of Association of ICP attached hereto

9.	Memorandum of Association and Articles of Association of ICG attached hereto

10.	Tag Along Agreement between IC and Bank Leumi Le-Israel B.M. dated September 28, 2006, as amended on September 25, 2008.

11.	Tag Along Agreement and between IC and Bank Hapoalim B.M. dated September 28, 2006, as amended on September 25, 2008.

12.	Joint Venture Agreement between Quantum and Wuhu Chery Automobile Investment Co. Ltd., dated February 16, 2007, as amended as follows:

1.	Amendment No. 1 - July 2008

2.	Amendment No. 2 - Dec 22, 2008

3.	Amendment No. 3 - Aug 28, 2009

4.	Amendment No. 4 - May 24, 2011

5.	Amendment No. 5 - Aug 23, 2011

6.	Amendment No. 6 - Nov 18, 2011

7.	Amendment No. 7 - Jan 5, 2012

8.	Amendment No. 8 - Jan 12, 2012

9.	Amendment No. 9 - August 27, 2012

10.	Amendment No. 9 (SIC) - Jan 10, 2013

11.	Amendment No. 10 - Jan 10, 2013

12.	Amendment No. 11 - April 7, 2013

13.	Amendment No.12 - April 8, 2013

14.	Amendment No. 13 - June 20, 2013

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15.	Amendment No. 14 - Aug 1, 2013

16.	Amendment No. 15 - Oct 20, 2013

17.	Amendment No. 16 - Nov 18, 2013

18.	Amendment No. 17 - July 23, 2014

19.	Amendment No. 18 - Undated 2014

[SPIN-OFF AND DISTRIBUTION AGREEMENT]

SCHEDULE 3.5(B)

ADDITIONAL SECURITIES

1.	Options granted to Volker under the Consulting Agreement between IC and Volker, dated May 5, 2009.

2.	Option Agreement between ICG and Yom Tov Samia, dated April 8, 2012.

[SPIN-OFF AND DISTRIBUTION AGREEMENT]

SCHEDULE 3.6

LEGAL PROCEEDINGS

Legal Proceedings in connection with VCars as described more fully in Footnote 20(b)1a to the financial statements of IC for the year ended December 31, 2013.

Legal Proceedings in connection with an application to approve a derivative action law suit in connection with the approval of the amendment of the conditions relating to the share of the state of Israel in Zim, as reported in an immediate report of IC dated August 7, 2014.

Legal Proceedings in connection with an application to approve a derivative action law suit relating to a certain creditor arrangement between Zim and its creditors, as reported in an immediate report of IC dated January 4, 2015.

[SPIN-OFF AND DISTRIBUTION AGREEMENT]